FILED BY THE PNC FINANCIAL SERVICES GROUP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                     SUBJECT COMPANY: RIGGS NATIONAL CORPORATION
                                                   COMMISSION FILE NO. 000-09756

ON MARCH 3, 2005, THE PNC FINANCIAL SERVICES GROUP, INC. ("PNC") AND RIGGS NATIONAL CORPORATION ("RIGGS") JOINTLY ISSUED THE ATTACHED PRESS RELEASE RELATING TO THE PROPOSED ACQUISITION BY PNC OF RIGGS:



                               RIGGS AND PNC ENTER
             AGREEMENT IN PRINCIPLE TO SETTLE STOCKHOLDER LITIGATION

PITTSBURGH and WASHINGTON, March 3, 2005 /PRNewswire-FirstCall/ -- The PNC Financial Services Group, Inc. (NYSE: PNC) and Riggs National Corporation (Nasdaq: RIGS) today announced that they have entered into an agreement in principle with plaintiffs' counsel to settle previously disclosed litigation asserting purported derivative and class action claims against certain current and former members of the Riggs Board of Directors. The litigation, which was brought in the Delaware Court of Chancery, relates, among other things, to alleged violations by the Riggs board of directors of their fiduciary duties in connection with compliance by Riggs with various anti-money laundering laws and the proposed merger agreement between PNC and Riggs.

"PNC and Riggs have agreed in principle to the settlement of the actions to eliminate the burden and expense of further litigation," Riggs stated.

"The settlement is an additional step in our continued progress toward completing the merger and entering the appealing Washington, D.C. marketplace. We are pleased that this matter has been resolved," said PNC Chairman and Chief Executive Officer James E. Rohr.

In the settlement, PNC, as successor to Riggs, will contribute $2.7 million in cash into a settlement fund to be distributed to all public stockholders of Riggs (other than the persons named as defendants in the Delaware action and their affiliates). An eligible stockholder will receive a distribution from the fund, following the closing of the pending merger between PNC and Riggs, in proportion to that stockholder's ownership of Riggs common stock held by eligible stockholders. In addition, PNC has agreed that the maximum amount of the termination fee payable under the parties' amended merger agreement will be reduced from $30,000,000 to $23,000,000, and plaintiffs' counsel in the action was afforded the opportunity to review and comment on the proxy statement/prospectus filed relating to the merger before it was filed on February 25, 2005.

The settlement will provide for a dismissal of the Delaware litigation with prejudice and the complete release of all claims that Riggs and Riggs stockholders during the period from July

15, 2004 through the completion of the merger may have against Riggs, the Riggs director defendants or PNC arising out of or related to Riggs' banking practices or the proposed merger.

The settlement is subject to completion of the merger and customary conditions, including negotiation of a definitive settlement agreement and approval by the Delaware Court of Chancery. Upon approval of the proposed settlement by the court, plaintiffs' attorneys are expected to apply for an award of attorneys' fees and expenses of $1.1 million to be paid by PNC, as successor to Riggs. In the event the Delaware Court approves the settlement and enters judgment dismissing the litigation, the shareholder plaintiff in a related derivative lawsuit filed in the District of Columbia will join Riggs and its directors in a motion to dismiss that suit based on the Delaware judgment.

ADDITIONAL INFORMATION ABOUT THE MERGER

The PNC Financial Services Group, Inc. and Riggs have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus and any other documents to be filed with the SEC in connection with the merger or incorporated by reference in the proxy statement/prospectus, because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC web site (HTTP://WWW.SEC.GOV ). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from HTTP://WWW.RIGGSBANK.COM.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, stockholders are asked to refer to Riggs's most recent annual meeting proxy statement, which is available on Riggs's website (HTTP://WWW.RIGGSBANK.COM ) and at the addresses provided in the preceding paragraph.

Riggs Bank N.A. is the primary operating subsidiary of Riggs National Corporation, the largest bank holding company headquartered in the nation's capital. Riggs commands the largest market share in the District of Columbia and specializes in banking and financial management products and services for individuals, nonprofit organizations and businesses.

The PNC Financial Services Group, Inc. is one of the nation's largest diversified financial services organizations, providing regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.